Exhibit (h)(xxix)

AMENDED AND RESTATED FEE WAIVER AGREEMENT

This Agreement is entered into as of September 29, 2025, as amended and restated on August 31, 2026, by and between Polen Capital Management, LLC (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf of Polen Focus Growth ETF (the “ETF”).

WHEREAS, the Adviser desires to waive 0.20% (20 basis points) of its advisory fee with respect to the ETF, the amount of which is set forth in Schedule B to the Investment Advisory Agreement between the Adviser and the Trust on behalf of the ETF, dated September 29, 2025 (the “Contractual Advisory Fee”); and

WHEREAS, effective September 1, 2026, the Adviser wishes to amend and restate this Agreement to extend the term to August 31, 2027.

NOW, THEREFORE, the parties agree as follows:

Fee Waiver. The Adviser agrees to waive 0.20% (20 basis points) of its Contractual Advisory Fee.

Term. This Agreement shall terminate on August 31, 2027, or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified, or revised by the mutual agreement of the parties, as provided for in writing.

Effective as of the date first set forth above.

Polen Capital Management, LLC

By:	/s/ Brian Goldberg
Name:	Brian Goldberg
Title:	General Counsel

FundVantage Trust, on behalf of Polen Focus Growth ETF

By:	/s/ Joel Weiss
Name:	Joel Weiss
Title:	President